Mail Stop 3561

April 3, 2008

Luke Lalonde, President
SuperDirectories, Inc.
5337 Route 374
Merrill, New York 12955

> **RE: SuperDirectories, Inc.**
> **Amendment No. 8 to the Registration Statement on**
> **Form 10-SB**
> **Filed March 6, 2008**
> **File No. 0-51533**

Dear Mr. Lalonde:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Competitive Situation, page 6

1. As previously requested, clearly disclose that a potential limitation on SuperDirectories' information is that a higher level of specificity in the search term is necessary.

Risk Factors, page 14

2. We reissue comment five from our letter dated February 4, 2008. Revise the last risk factor on page 14 to provide a more detailed discussion of the facts that led to the

potential rescission liability. Clarify in greater detail the potential problems with the rescission offer.

Plan of Operations, Page 16

3. Please add a clear statement to address what the company would or will do in the event it cannot raise sufficient funds for the national marketing plan.

4. We reissue comment 10 from our letter dated February 4, 2008. Please revise the disclosure in this section to discuss in greater detail how the referral business will be operated, the time frame for entering this business, the anticipated fees to be charged, and any other material information regarding this proposed program. We continue to note that your website indicates that you plan to engage in these bookings with airlines, cruises, fishing charters, golf packages, hotel rooms and ski packages. Fully discuss.

Item 4. Recent Sales of Unregistered Securities, page 38

5. We partially reissue comment 13 from our letter dated February 4, 2008. Discuss how the rescission offer was meant to correct the insufficient documentation and explain how the rescission offer was conducted. In addition, given the lack of sufficient documentation with the initial offerings pursuant to Regulation S, explain the impact this had upon the availability of Regulation S on the rescission offer. We may have further comment.

6. For the most recent sales of unregistered securities shown on pages 38 and 39, please provide the number of purchasers/offerings for each transaction as provided on pages 34 and 35.

General

7. Please amend your Form 10-KSB for the year ended September 30, 2007 to comply
    with the above comments, as applicable.

Closing Comments

   Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. Any questions regarding disclosure issues may be directed to
Janice McGuirk at (202) 551-3395. Questions related to accounting issues may be
directed to Blaise Rhodes at (202) 551-3774.

         Sincerely,

         John Reynolds
         Assistant Director

cc: Charles B. Jarrett, Esq.
  via fax (412) 803-3678